Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the 2020 Stock Incentive Plan of Nikola Corporation of our report dated February 23, 2023, except for the presentation of discontinued operations for the Romeo business as described in Note 12 and for subsequent events as described in Note 17, as to which the date is August 17, 2023, with respect to the consolidated financial statements of Nikola Corporation, and our report dated February 23, 2023, with respect to the effectiveness of internal control over financial reporting of Nikola Corporation, included in Nikola Corporation’s Current Report on Form 8-K) dated August 17, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Phoenix, Arizona

August 21, 2023